May 13, 2025

VIA EDGAR

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Ezra,

This response is provided on behalf of WisdomTree Trust (the “Registrant”) with respect to Staff comments received orally on April 21, 2025, regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 921, which was filed with the U.S. Securities and Exchange Commission on March 7, 2025, for the purpose of registering shares of the WisdomTree Inflation Plus Fund (the “Fund”). The Staff’s comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Registrant’s Registration Statement.

General Comments and Responses

1.	Comment: Please provide your responses to the Staff’s comments and an accompanying redlined Prospectus and Statement of Additional Information (“SAI”) no later than five business days before the effective date of the next PEA filed with respect to the Fund.

Response: The Registrant confirms that this correspondence and accompanying redlined Prospectus and SAI will be provided to the Staff five business days before the proposed effective date of the next PEA to be filed with respect to the Fund.

2.	Comment: The Staff requests that the Registrant update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms that all missing information will be included in the Fund’s next PEA.

Prospectus Comments and Responses

3.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense example.

Response: The Fund’s completed fee table and expense example are set forth in Appendix A hereto.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

4.	Comment: We note that the Fund’s “Principal Investment Strategies of the Fund” discussion states that “[t]he Fund will not invest directly in physical commodities.” Please disclose how the Fund intends to obtain commodities exposure without investing in physical commodities.

Response: The Fund expects to obtain its exposure to the commodities referenced in the “Principal Investment Strategies of the Fund” section of the Prospectus through futures contracts related to such commodities. Accordingly, the Fund’s current disclosure in its Prospectus under the heading “Principal Investment Strategies of the Fund” states that (new language appears in bold and removed language is stricken) “[t]he Fund expects to primarily use U.S. listed futures contracts to obtain long and short exposure to commodities and bitcoin ~~digital currencies~~ to enhance the capital efficiency of the Fund.” The Registrant believes that this disclosure sufficiently addresses the Staff’s comment.

5.	Comment: Please confirm that the only digital asset in which the Fund will invest is bitcoin. If the Fund intends to invest in other digital assets, please add applicable disclosure.

Response: The Registrant confirms that the only digital asset that the Fund currently intends to obtain exposure to is bitcoin. The Registrant has revised the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus as follows (new language appears in bold and removed language is stricken):

The Fund expects to primarily use U.S. listed futures contracts to obtain long and short exposure to commodities and bitcoin ~~digital currencies~~ to enhance the capital efficiency of the Fund.

6.	Comment: With respect to the Fund’s investment in the subsidiary, please address the following:

a.	Confirm that the Fund and the subsidiary, on an aggregate basis, comply with the provisions of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18).

Response: The Registrant confirms that the Fund and the subsidiary, on an aggregate basis, comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18).

b.	Confirm that each investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory agreements (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The Staff notes its position that the investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registrant’s Registration Statement.

Response: The Registrant respectfully submits that the subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of Section 15 of the 1940 Act. Accordingly, although the provisions of the subsidiary’s advisory agreements are similar to those of the Fund’s Section 15-compliant advisory agreements, we respectfully decline to confirm that the subsidiary’s advisory agreements comply with the requirements of Section 15 of the 1940 Act. In addition, we do not believe that the subsidiary’s advisory agreements are material contracts of the Fund requiring their inclusion as exhibits to the Registration Statement.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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c.	Confirm that the subsidiary complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). Please disclose the identity of the custodian for the subsidiary.

Response: The Registrant confirms that, with respect to the Fund, the subsidiary complies with the provisions relating to affiliated transactions under Section 17 and the rules thereunder. The Registrant also confirms that the subsidiary’s custodial arrangements comply with the requirements of Section 17(f) of the 1940 Act. Additionally, the custodian for the subsidiary is currently identified in the Fund’s SAI.

d.	Disclose whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the subsidiary is qualifying income; and if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not received a private letter ruling (“PLR”) from the Internal Revenue Service, but is designed to comply with the terms of a PLR received with respect to certain other WisdomTree Funds that invest in subsidiaries. The Fund’s Prospectus currently includes disclosure to this effect under the heading “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” in the Fund’s Prospectus. The Registrant believes that this disclosure sufficiently addresses the Staff’s comment.

e.	Disclose whether any of the subsidiary’s principal investment strategies and principal risks constitute principal investment strategies and principal risks of the Fund. The Staff notes that the principal investment strategies and principal risk disclosures of the Fund should reflect the aggregate operations of the Fund and the subsidiary.

Response: The Registrant confirms that the principal investment strategies and principal risks disclosure of the Fund currently reflect the aggregate operations of the Fund and the subsidiary and will continue to so reflect for as long as the Fund’s investment in the subsidiary constitutes a material investment of the Fund. As a result, the Registrant does not believe additional disclosure to this effect is necessary.

f.	Confirm that the financial statements of the subsidiary are consolidated with those of the Fund.

Response: The Registrant confirms that the subsidiary’s financial statements are reported on a consolidated basis with those of the Fund.

g.	Confirm that the subsidiary has agreed to designate an agent for service of process in the United States and has agreed to inspection of the subsidiary’s books and records by the Staff.

Response: The Registrant confirms that the subsidiary has designated an agent for service of process in the United States and has agreed to inspection of the subsidiary’s books and records by the Staff.

h.	Confirm that the subsidiary’s expenses will be included in the Fund’s fee table.

Response: The Registrant confirms that the subsidiary’s expenses, if any, will be reflected in the Fund’s fee table consistent with the requirements of Form N-1A.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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7.	Comment: Please revise the last sentence of the Fund’s “Derivatives Risk” in the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus to clarify the reference to “other risks specific to futures contracts.”

Response: The Registrant has revised the Fund’s “Derivatives Risk” disclosure in the “Principal Risks of Investing in the Fund” section of the Fund’s Prospectus as follows (new language appears in bold and removed language is stricken):

Derivatives Risk. Derivatives are financial instruments that derive their performance from an underlying reference asset, such as a commodity, index, interest rate, or inflation rate. Generally, derivatives are sophisticated investments that may pose risks that are different from or greater than those posed by investing directly in the underlying reference asset. For example, the return on a derivative instrument may not correlate with that of its underlying reference asset, and minimal requisite initial investments necessary to purchase derivatives positions may expose the Fund to losses in excess of those amounts. Derivatives also can be volatile and may be less liquid than other investments. As a result, the value of an investment in the Fund may change quickly and without warning and you may lose money. The Fund expects to use futures contracts to implement its principal investment strategies. ~~Other~~ Risks specific to futures contracts, as well as other risks related to the use of derivatives, generally, such as counterparty and issuer credit risk~~, interest rate risk, market risk, and issuer-specific risk~~, are described in greater detail elsewhere in the Fund’s Prospectus.

8.	Comment: The Staff notes that the Fund’s “Bitcoin Risk” discussion currently refers to bitcoin transactions on “electronic exchanges.” Please revise all such references to refer instead to “cryptocurrency or digital asset trading platforms.”

Response: The Registrant has revised all such references as requested.

9.	Comment: Please identify the Fund’s sub-adviser under the heading “Management –Sub-Adviser” in the Fund’s Prospectus.

Response: The Fund’s sub-adviser will be identified under the heading “Management –Sub-Adviser” in the Fund’s Prospectus in the next PEA to be filed with respect to the Fund.

If you have any questions regarding this correspondence, please do not hesitate to contact me at (917) 267-3855.

Sincerely,

/s/ Joanne Antico
Joanne Antico, Esq.
Chief Legal Officer and Secretary, WisdomTree Trust

cc:	Angela Borreggine, Esq. (WisdomTree Trust)

Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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Appendix A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.65%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$66	$208

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

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